       EXHIBIT 11

ALLTEL CORPORATION

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Millions, except per share amounts)

For the Years Ended December 31,	2001	2000	1999	1998	1997

Net income applicable to common shares
before cumulative effect of
accounting change	$1,047.4	$1,965.3	$782.7	$601.9	$651.2
Adjustments for convertible securities:
Preferred stocks	0.1	0.1	0.2	0.2	0.2
Net income applicable to common shares before
cumulative effect of accounting change,
assuming conversion of above securities	$1,047.5	$1,965.4	$782.9	$602.1	$651.4

Weighted average common shares
outstanding for the year	311.4	314.4	312.8	305.3	307.9
Increase in shares that would result from:
Exercise of stock options	1.8	2.4	3.6	2.6	1.5
Conversion of convertible preferred stocks	0.3	0.4	0.4	0.5	0.5
Weighted average common shares,
assuming conversion of above securities	313.5	317.2	316.8	308.4	309.9

Earnings per share of common stock before
cumulative effect of accounting change:

Basic	$3.36	$6.25	$2.50	$1.97	$2.12

Diluted	$3.34	$6.20	$2.47	$1.95	$2.10